LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual and Special Meeting of shareholders of the Company held on Wednesday, June 29, 2011. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting and Information Circular dated May 25, 2011.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld	Not Voted
1.	Elect as Director: James Corbett	842,739	0	56,106	1,394,249
2.	Appointment of BDO Dunwoody LLP as auditors of the Company and authorizing Directors to fix their remuneration	2,275,363	0	17,731	0
3.	Other Business	2,044,938	248,154	0	2

Dated this 29th day of June 2011

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs